ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

December 16, 2015

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Arotech Corporation
Definitive Additional Solicitating Material on Schedule 14A
Filed December 10, 2015 by Ephraim Fields et al.
File No. 000-23336

Dear Mr. Orlic:

On behalf of our client, Mr. Ephraim Fields (“Mr. Fields”), set forth below are Mr. Fields’ responses to the December 10, 2015 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Schedule 14A referenced above (the “Schedule 14A”). The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Mr. Fields’ responses (in regular type).

General

1.	Please provide support for the following assertions:

Response: In future filings, Mr. Fields will ensure that support for such statements is more fully contained in the filing.

•	The inherent value of the company’s assets significantly exceeds the company’s current stock price

Response: This statement is supported by the following information: “ARTX trades at an EV of just $55MM, and we see as a valuation disconnect given the company possesses $35MM NOLs and generated $9.9MM in EBITDA in 2014.” (Source: B. Riley Research Report dated November 10, 2015, a copy of which is attached hereto as Exhibit A (the “Research Report”), based on a stock price of $1.82. This $1.82 stock price is 11% higher than the closing stock price the day before Mr. Fields filed the Schedule 14A. With regard to the Research Report, we note that B. Riley is the only sell side firm that covers the company and the Research Report is the most recent available.)

The Research Report states: “Our PT [Price Target] of $4.50 is based on a 1.1x EV/Revs methodology (with no value assigned to the NOLs) and is in line with numerous transactional comps”. This price target supports Mr. Fields’ belief that the inherent value of the company’s assets significantly exceeds its current stock price.

U.S. Securities and Exchange Commission

December 16, 2015

•	The Training/Simulation division alone is worth more than the company’s entire current enterprise value

Response: The Research Report states: “At $1.82/sh we believe the market is assigning little to no value to ARTX’s Power Systems business….” This supports the contention that such division alone is worth more than the company’s entire current enterprise value.

•	The Power Systems division could generate increased profitability next year

Response: This statement is supported by the company’s own disclosure: “At the same time, we expect our focus on improving efficiencies, growing the revenue base, and right-sizing overheads to improve the performance of our Power Systems division and enhance operational efficiency, will lead to improved financial results going into 2016.” (Source: Company’s press release dated November 9, 2015, a copy of which is attached hereto as Exhibit B.) Further, the Research Report noted that it projects Power Systems revenue will increase from $42.7 million in 2015 to $58.2 million in 2016.

•	Iron Flow has significant additional value

Response: This statement is based on the fact that the company has consistently touted the potential market for the iron flow battery, noting that “[a]ccording to the Boston Consulting Group, the grid storage market is estimated to exceed $400 billion by 2030. This represents a global storage capacity of 430 giga-watts. To give some perspective, grid storage currently approximates 100 giga-watts, so the market is expected to more than quadruple in only 16 years.” (Source: Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (“2014 Annual Report”), as filed via EDGAR on March 20, 2015.) The company then goes on to note that “the iron flow battery has yielded what we believe to be promising results in lab tests.” (Source: 2014 Annual Report.)

The company has even gone to the expense and effort to filing a patent application covering the new technology. (Source: 2014 Annual Report.) In addition, based on the company’s public filings, the company is investing $500,000 in the iron flow battery this year alone. In addition, as noted in the company’s press release dated January 7, 2015 (a copy of which is attached hereto as Exhibit C) the Israeli Government gave the company a $750,000 grant to help fund Iron Flow. All of this supports the view that the iron flow battery has significant value.

•	The results to-date of UEC have disappointed

Response: UEC was acquired on April 1, 2014, and the company paid over $35 million (a sum which approximates ARTX’s current market capitalization). The company reported it as a material acquisition. That this acquisition has been a disappointment is supported by the fact that ARTX’s stock price was $6.22 the day before the acquisition was announced, and since then the stock price has declined rapidly and consistently and is down 73% in aggregate.

U.S. Securities and Exchange Commission

December 16, 2015

In further response to your comment letter, Mr. Fields acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

B | RILEY

Arotech Corporation (ARTX)
Technology: Defense Sim. & Power Mgmt
Buy; $4.50 PT
*Tuesday, November 10, 2015*

# Modest Q3 Revenue and Pro forma EPS Miss as Power Systems Business is Rightsized; Expecting Rebound in FY '16; Introducing FY '17 Estimates

**MARKET DATA**

| | |
|---|---|
| Price | $1.82 |
| 52 Week Range | $1.11-$3.74 |
| ADTV - 3 month (000s) | 126 |
| Market Cap | $43 |
| Enterprise Value | $55 |
| Shares Out | 24 |
| Float | 18 |

**EARNINGS DATA**

| FY-December | FY2015A | FY2016E | FY2017E |
|---|---|---|---|
| 1Q | $0.03A | $0.08 | |
| 2Q | ($0.04)A | $0.09 | |
| 3Q | $0.03A | $0.11 | |
| 4Q | $0.04 | $0.00 | |
| FY | $0.05 | $0.28 | $0.31 |
| Prior EPS | $0.07 | $0.28 | NA |
| EV/EBITDA | 19.9x | 5.7x | 4.9x |
| PE | 33.5x | 6.4x | 5.9x |

| FY (Dec) | FY2015A | FY2016E | FY2017E |
|---|---|---|---|
| Sales | $97 | $115 | $121 |
| EBITDA | $3 | $10 | $11 |
| EBITDA % | 3.1% | 8.7% | 8.8% |
| EBIT% | -2.1% | 4.2% | 4.6% |
| FCF Yield | -16.6% | 10.7% | 11.6% |
| ROE | 2.1% | 10.9% | 11.5% |
| Debt/Capital | 27.2% | 26.3% | 25.2% |
| BV/Share | $ 2.67 | $ 2.72 | $ 2.81 |

**BALANCE SHEET**

| | FQ3 '15 |
|---|---|
| Cash & Equivalents | $11 |
| Accounts Receivable | $28 |
| Inventory | $10 |
| Accounts Payable | $18 |
| Total Debt | $24 |
| Shareholders Equity | $63 |

*Financial data in millions unless otherwise stated*

**Summary and Recommendation**

ARTX reported Q3 '15 revenue and pro forma EPS of $23.3MM and $0.03, slightly below our (consensus) estimates of $24.7MM and $0.04. While systems demand remains "strong" with a number of new customer deployments and follow-on orders, as exemplified by five new MILO Range Theater system contract awards, ARTX is still "rightsizing" its Power Systems business, resulting in a 6% y-o-y revenue decline. That said, ARTX increased its backlog sequentially from $58.7MM to $61.1MM during the quarter. Additionally, management implemented cost reduction initiatives to increase operational efficiency as the company realigns its core structure to better meet market demand. Specifically, ARTX reduced headcount in Charleston, South Carolina, after relocating prior U.S. based power operations from Auburn, Alabama to UEC Electronics' modern, more efficient facility, moves in aggregate which should save the company $1.75MM in cash costs in 2016. Looking ahead, we believe a number of the Q1 '15 issues are largely behind the company, although we continue to model more tempered Power Systems growth. As such, we leave our previously reduced Q4 '15 and FY '16 estimates unchanged and introduce FY '17 estimates, including revenue and pro forma EPS of $121MM, up 5% y-o-y, and $0.31. Again, ARTX trades at an EV of just $55MM, and we see as a valuation disconnect given the company possesses $35MM NOLs and generated $9.9MM in EBITDA in 2014. At $1.82/sh, we believe the market is assigning little to no value to ARTX's Power Systems business, which includes UEC Electronics, acquired for $33MM in a 2014 acquisition that we believe provides the company with superior manufacturing capability as well as potential long-term growth paths. Meanwhile, we believe investor expectations for ARTX are muted following a disappointing first half and a share price decline from $3.74 in March, leaving ample room for a recovery if the company's recent bookings strength leads to an in-line or better quarterly reports, which we believe will now be the case. Based on our projections, ARTX shares trade at just 5.9x FY '17 pro forma EPS.

**Key Points**

- **Backlog Growth.** ARTX ended the quarter with a backlog of $61.1MM, down y-o-y from $74.1MM due to the fulfillment of Training & Simulation VCTS and BOSS contracts, but up 4% sequentially from $58.7MM. By division, Training and Simulation backlog decreased y-o-y from $50.8MM to $30.1MM, down 41%. Alternatively, Power Systems backlog increased y-o-y from $23.4MM to $31MM, up 32%—and the number of Power Systems bids increased 70% y-o-y during the first nine months of 2015, which could drive additional revenue growth in FY '16 and '17.
- **Introducing FY '17.** We introduce FY '17 estimates, including revenue and pro forma EPS of $121MM, up 5% y-o-y, and $0.31, up from $0.28 y-o-y. We note that our estimates could prove to be conservative if the recent sequential backlog growth and increased bidding activity continues.
- **Valuation.** Our PT of $4.50 is based on a 1.1x EV/Revs methodology (with no value assigned to the NOLs) and is in line with numerous transactional comps. Further, as Power Systems scales into sustained profitability, we believe investors will see that the company is capable of growing earnings at a double-digit pace warranting a higher, P/E-based valuation multiple.

**Analyst Certification & Additional Disclosures Included in Appendix A**

*Any recommendation contained in this report may not be suitable for all investors. Contact B. Riley & Co., LLC for additional information on the securities mentioned herein. Copyright 2015. All rights reserved by B. Riley & Co., LLC. Member FINRA & SIPC.*

**B. Riley & Co., LLC**
**11100 Santa Monica Blvd., Ste. 800, Los Angeles, CA 90025**

Mike Crawford | (310) 689-2241 | mcrawford@brileyco.com
www.brileyco.com

Exhibit A-1

*

Arotech Model -- ARTX
B. Riley & Co.
($000's)

| | [illegible] | [illegible] | [illegible] | [illegible] | Mar Qtr | Jun Qtr | Sep Qtr | Dec Qtr | [illegible] | Mar Qtr | Jun Qtr | Sep Qtr | Dec Qtr | [illegible] | Mar Qtr | Jun Qtr | Sep Qtr | Dec Qtr | [illegible] | [illegible] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenue: | | | | | | | | | | | | | | | | | | | | |
| Training and Simulation | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Power Systems | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Total Revenue | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Cost of revenue | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Gross profit | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Research and development | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Selling and marketing | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| G&A | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Amortization | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EBIT | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Non-recurring, non-cash, or unusual items | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Operating income | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Interest expense, net | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Transaction expense | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Other income (expense) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Income before provision for income taxes | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Gain (loss) from affiliated company | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Income tax expense (benefit) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Income from continuing operations | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Discontinued ops, net of tax | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Net income | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Foreign currency translation adjustment | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Comprehensive income (loss) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Suppl Disc: Pro forma pre-tax income [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Earnings per share: | | | | | | | | | | | | | | | | | | | | |
| Pro forma EPS | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| GAAP | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Diluted shares outstanding | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Common Size | | | | | | | | | | | | | | | | | | | | |
| Gross margin | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| R&D expense | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| S&M expense | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| G&A expense | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EBIT margin | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EBITDA margin | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Tax rate | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Pro-forma tax rate assumes [illegible] of pro forma pre[illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Growth Y/O/Y | | | | | | | | | | | | | | | | | | | | |
| Net sales | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EBIT | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EBITDA | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| FCF | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Net income | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EPS | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Selected Financial Information | | | | | | | | | | | | | | | | | | | | |
| Price | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Market cap | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Cash & investments (incl restricted collateral) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Debt, short and long-term | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Enterprise value | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Depreciation & Amortization | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Share-based compensation | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EBITDA | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EBITDA (LTM) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EV/EBITDA (LTM) mltx | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Capital expenditures | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Accounts receivable, incl unbilleds | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| DSOs [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Inventory | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| A/P & accrued liabilities, incl deferred rev | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Free cash flow | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| FCF (LTM) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| EV/FCF (LTM) ratio | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Inventory turns, ttx | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Shareholders' equity | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Price/book | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Book value per share | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| P/E | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

Exhibit A-2

# Appendix A

## Disclosure for Arotech Corporation

I, Mike Crawford , certify that this report reflects my personal beliefs about this company and that no portion of my compensation was, is or will be directly or indirectly related to the specific recommendations or views discussed in this report.

### Disclosure

- B. Riley & Co., LLC does and seeks to do business with companies covered in its research reports.
- A portion of this analyst's compensation is based on the sales, trading and investment banking activities of B. Riley & Co., LLC.
- B. Riley & Co., LLC makes a market in the securities of the company covered in this report.
- B. Riley & Co., LLC, or any of its affiliates, has received compensation from this company in the past 12 months.
- This company currently is, or within the past 12 months was, a client of B. Riley & Co., LLC. The services provided were Non-Investment Banking Securities-Related Services.
- This analyst, or a member of this analyst's household who is financially dependent on this analyst or vice versa, holds a long stock position in the security covered in this report.

B Riley & Co, LLC ratings for ARTX (AROTECH CORP)
Closing Price Nov 06, 2015: $1.72
2013
Apr
Jul
Oct
2014
Apr
Jul
Oct
2015
Apr
Jul
Oct
Legend
B=Buy, N=Neutral, T=Price Target
Initiated/Resumed Positive
Downgrade
Upgrade
Reiterated Positive
1 Change in rating scale, Dec 17, 2012

Initiated Coverage on 10/02/2013 with a Buy Rating and Price Target of $3.70

**Ratings Distribution as of November 8, 2015** | **% with Investment Banking Relationships**

| Rating | Number of Companies | Percent of Total | Rating | Number of Companies | Percent of Total |
|---|---|---|---|---|---|
| Buy | 147 | 65.9% | Buy | 11 | 84.6% |
| Neutral | 72 | 32.3% | Neutral | 2 | 15.4% |
| Sell | 4 | 1.8% | Sell | 0 | 0.0% |
| **Total** | **223** | **100%** | **Total** | **13** | **100%** |

### Explanation of B. Riley & Co. LLC's Rating System

- **Buy:** We generally expect "Buy" rated stocks to materially outperform both the S&P 500 and Russell 2000 as well as other stocks in their sector. Further, we believe that the potential reward relative to the potential risk is particularly attractive.
- **Neutral:** We generally believe "Neutral" rated stocks will perform roughly in line with the S&P 500 and Russell 2000 over the intermediate and long term.
- **Sell:** We generally expect "Sell" rated stocks to materially underperform both the S&P 500 and Russell 2000 as well as other stocks in their sector. Further, we believe that the potential reward relative to the potential risk is particularly unattractive.

### Risks and Considerations

- **Acquisition/Integration** - The Company actively evaluates potential acquisitions as part of its growth strategy. Acquisitions pursued by the Company could be dilutive to financial results and result in a difficult, dilutive or expensive integration.
- **Competition** - The industry is highly competitive and many of the Company's competitors have greater resources.
- **Cyclical Nature of the Company's Business** - Revenue from the Company's businesses have historically correlated positively with both US and world GDP. A cyclical downturn in GDP growth domestically and/or abroad may lead to a material deterioration in the Company's results.
- **Economy** - Macro-economic issues such as increasing oil and gas prices and a possible drop in consumer spending could have a negative impact on the Company's business.
- **Financial Results** - The Company has a history of operating losses. Although the Company is focused on achieving profitability, there are no assurances that the Company will meet its goals or be able to sustain profitability in future periods.
- **Financial Results** - The Company has raised money via public offerings several times in the past and may need to do so again if it can not sustain positive cash flow.
- **General Industry** - The Company could miss our estimates and/or their financial guidance.
- **Further Potential Risks** - See the Company's SEC filings, particularly its 10-K filing, for a discussion of further potential risks.

### Additional Risks and Considerations

Exhibit A-3

November 9, 2015

AROTECH

# Arotech Reports Third Quarter and Year-To-Date 2015 Results

ANN ARBOR, Mich., Nov. 9, 2015 /PRNewswire/ --**Arotech Corporation** (NasdaqGM: ARTX) today announced financial results for its quarter and nine months ended September 30, 2015.

*Third Quarter 2015 Financial and Business Highlights:*

- Total revenues of $23.3 million versus $24.8 million for the same time last year and $21.6 million from the prior quarter
- Adjusted EPS of $0.03 versus $0.07 for the same time last year and $(0.04) from the prior quarter
- Adjusted EBITDA of $1.5 million compared to $2.6 million for the same time last year and $(200,000) from the prior quarter
- Backlog of orders as of September 30, 2015 totaled approximately $61.1 million versus $74.1 million for the same time last year and $58.7 million from the prior quarter
- Implemented cost reduction initiatives to increase operational efficiencies in the company's Power Systems Division
- Simulation Division awarded five new contracts for the company's MILO Theater Product

"We took specific and targeted actions during the third quarter to implement important changes that should produce significant improvement and improved profitability and that are aligned with our strategy and support our long-term outlook for the business," commented Steven Esses, Arotech's President and CEO. "We added to our backlog, reduced our staffing-related expenses, instituted performance metrics and controls and continued our investment in feature-rich product enhancements to support our pursuit of opportunities outside of our core customer base."

"Our simulation and training business again generated strong margins as we deliver on a number of new customer deployments and follow-on orders," Esses added. "The MILO Range Theater system, which provides a fully immersive training environment, continues to gain traction in the market. At the same time, we expect our focus on improving efficiencies, growing the revenue base, and right-sizing overheads to improve the performance of our Power Systems division and enhance operational efficiency, will lead to improved financial results going into 2016."

"Demand for our advanced simulation and training solutions and more effective power systems remains strong," Esses continued. "We are creating new products, expanding our pipeline of new opportunities and better aligning our cost structure, which we believe will position us to meet market demands, grow our business and bring improved profitability.

Exhibit B-1

We believe we have the right team in place, and an offering which is resonating in the market to drive improved financial results."

**Third Quarter Financial Summary**

Revenues for the third quarter were $23.3 million, compared to $24.8 million for the comparable period in 2014. The year-over-year decrease was driven by unexpected program delays on existing orders in the Power Systems division and delays of new orders that have shifted to future quarters.

Gross profit for the quarter was $7.0 million, or 30.2% of revenues, compared to $8.0 million, or 32.3% of revenues, for the prior year period.

Operating income for the third quarter of 2015 was $94,000, compared to $1.2 million for the corresponding period in 2014. Operating expenses in the quarter were $6.8 million in the third quarter of 2014 compared to $6.9 million this year. The Power Systems division incurred $60,000 in costs related to the consolidation of its operations in its South Carolina facility during the third quarter of 2015.

Total other income for the third quarter of 2015 was a loss of $(106,000) compared to a gain of $59,000 for the corresponding period in 2014.

The Company's net loss for the third quarter was $(618,000), or $(0.03) per basic and diluted share, compared to net income of $379,000, or $0.02 per basic and diluted share, for the corresponding period last year.

Adjusted Earnings per Share (Adjusted EPS) for the quarter was $0.03 compared to $0.07 for the corresponding period in 2014.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) for the quarter was approximately $1.5 million compared to $2.6 million for the corresponding period of 2014.

Arotech believes that information concerning Adjusted EBITDA and Adjusted EPS enhances overall understanding of its current financial performance. Arotech computes Adjusted EBITDA and Adjusted EPS, which are non-GAAP financial measures, as reflected in the tables below.

**Year-To-Date Financial Summary**

Revenues for the first nine months were $69.2 million, compared to $75.0 million for the comparable period in 2014. The year-over-year decrease was driven, in large part, by unexpected program delays on existing orders in the Power Systems division and delays of new orders that have shifted to future quarters.

Gross profit for the first nine months was $20.2 million, or 29.1% of revenues, compared to $25.3 million, or 33.8% of revenues, for the prior year period.

The operating loss for the first nine months of 2015 was $(2.4) million, compared to operating income of $4.8 million for the corresponding period in 2014. Operating

Exhibit B-2

expenses in the first nine months of 2015 increased by $2.1 million compared to the corresponding period last year, primarily due to approximately $1 million of costs incurred related to the consolidation of the Power Systems division facility in South Carolina and the year over year inclusion of UEC costs.

Total other income for the first nine months of 2015 was $840,000 compared to $288,000 for the corresponding period in 2014. The improvement was due to the 2015 sale of the Company's former facility in Alabama.

The Company's net loss for the first nine months was $(3.3) million, or ($0.14) per basic and diluted share, compared to net income of $3.2 million, or $0.15 per basic and diluted share, for the corresponding period last year.

Adjusted Earnings per Share (Adjusted EPS) for the first nine months was $0.01 compared to $0.31 for the corresponding period in 2014.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) for the first nine months was $2.9 million compared to $8.9 million for the corresponding period of 2014.

Arotech believes that information concerning Adjusted EBITDA and Adjusted EPS enhances overall understanding of its current financial performance. Arotech computes Adjusted EBITDA and Adjusted EPS, which are non-GAAP financial measures, as reflected in the tables below.

**Balance Sheet Metrics**

As of September 30, 2015, the Company had $11.3 million in cash and cash equivalents, as compared to December 31, 2014, when the Company had $11.5 million in cash and cash equivalents.

As of December 31, 2014, Arotech has net operating loss carryforwards for U.S. federal income tax purposes of $35.0 million, which are available to offset future taxable income, if any, expiring in 2021 through 2032. Utilization of U.S. net operating losses is subject to annual limitations due to provisions of the Internal Revenue Code of 1986 and similar state provisions. The Company accrued $387,000 in non-cash tax expenses in the third quarter of 2015, reflecting the uncertainty of the deductibility of intangible expenses for federal income tax purposes.

As of September 30, 2015, the Company had total debt of $23.6 million, consisting of $5.8 million in short-term bank debt under its credit facility and $17.8 million in long-term loans. This is in comparison to December 31, 2014, when the Company had total debt of $21.3 million, consisting of negligible short-term debt and $21.3 million in long-term loans.

The Company also had $6.6 million in available, unused bank lines of credit with its primary bank as of September 30, 2015, under a $15.0 million credit facility through its FAAC subsidiary, which was secured by the assets of the Company's U.S. subsidiaries and guaranteed by Arotech.

Exhibit B-3

The Company had a current ratio (current assets/current liabilities) of 2.0, compared with the December 31, 2014 current ratio of 2.0.

**Conference Call**

The Company will host a conference call today, Monday, November 9, 2015 at 4:30 pm Eastern Time, to review the company's financial results and business outlook.

To participate, please call one of the following telephone numbers. Please dial in at least 10 minutes before the start of the call:

US: 1-888-455-2260

International: + 1-719-325-2144

The conference call will also be broadcasted live as a listen-only webcast on the investor relations section of Arotech's website at http://www.arotech.com/.

The online webcast will be archived on the Arotech's website for at least 90 days and a telephonic playback of the conference call will also be available by calling 1-877-870-5176 within the U.S. and 1-858-384-5517 internationally. The telephonic playback will be available beginning at 7:30 pm Eastern time on Monday, November 9, 2015, and continue through 11:59 pm Eastern time on Monday, November 16, 2015. The replay passcode is 6901429.

**About Arotech Corporation**

Arotech Corporation is a leading provider of quality defense and security products for the military, law enforcement and homeland security markets, including multimedia interactive simulators/trainers and advanced battery solutions, innovative energy management and power distribution technologies, and zinc-air and lithium batteries and chargers. Arotech operates two major business divisions: Training and Simulation, and Power Systems.

Arotech is incorporated in Delaware, with corporate offices in Ann Arbor, Michigan, and research, development and production subsidiaries in Michigan, South Carolina, and Israel. For more information on Arotech, please visit Arotech's website at www.arotech.com.

*Except for the historical information herein, the matters discussed in this news release include forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management's current knowledge, assumptions, judgment and expectations regarding future performance or events. Although management believes that the expectations reflected in such statements are reasonable, readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties that may cause actual results to vary materially. These risks and uncertainties include, but are not limited to, risks relating to: product and technology development; the uncertainty of the market for Arotech's products; changing economic conditions; delay, cancellation or non-renewal, in whole or in part, of contracts or of purchase orders (including as a result of budgetary cuts*

Exhibit B-4

*resulting from automatic sequestration under the Budget Control Act of 2011); and other risk factors detailed in Arotech's most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and other filings with the Securities and Exchange Commission. Arotech assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.*

**Investor Relations Contacts:**

Brett Maas / Rob Fink
Hayden IR
(646) 536.7331 / (646) 415.8972
ARTX@haydenir.com

**CONDENSED CONSOLIDATED BALANCE SHEET SUMMARY (UNAUDITED)**
**(U.S. Dollars)**

| | September 30, 2015 | December 31, 2014 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 11,260,996 | $ 11,528,212 |
| Trade receivables | 16,173,719 | 17,595,811 |
| Unbilled receivables | 10,701,463 | 15,937,060 |
| Other accounts receivable and prepaid | 1,524,401 | 1,155,548 |
| Inventories | 9,974,354 | 9,811,783 |
| *TOTAL CURRENT ASSETS* | 49,634,933 | 56,028,414 |
| LONG TERM ASSETS: | | |
| Property and equipment, net | 6,327,377 | 6,462,949 |
| Other long term assets | 5,256,257 | 4,985,400 |
| Intangible assets, net | 9,904,923 | 11,840,365 |
| Goodwill | 45,371,250 | 45,422,219 |
| *TOTAL LONG TERM ASSETS* | 66,859,807 | 68,710,933 |
| *TOTAL ASSETS* | $ 116,494,740 | $ 124,739,347 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| CURRENT LIABILITIES: | | |
| Trade payables | $ 4,833,501 | $ 6,772,082 |
| Other accounts payable and accrued expenses | 5,093,817 | 9,105,214 |
| Current portion of long term debt | 4,355,436 | 4,380,730 |
| Short term bank credit | 5,760,000 | 33,238 |
| Deferred revenues | 5,204,867 | 7,826,178 |
| *TOTAL CURRENT LIABILITIES* | 25,247,621 | 28,117,442 |
| LONG TERM LIABILITIES: | | |
| Accrued Israeli statutory/contractual severance pay | 7,406,330 | 7,051,630 |
| Long term portion of debt | 13,417,500 | 16,934,360 |
| Other long-term liabilities | 7,042,147 | 6,280,467 |
| *TOTAL LONG-TERM LIABILITIES* | 27,865,977 | 30,266,457 |

Exhibit B-5

| | | |
|---|---|---|
| *TOTAL LIABILITIES* | 53,113,598 | 58,383,899 |
| STOCKHOLDERS' EQUITY: | | |
| *TOTAL STOCKHOLDERS' EQUITY (NET)* | 63,381,142 | 66,355,448 |
| *TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY* | $ 116,494,740 | $ 124,739,347 |

**CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)**
**(U.S. Dollars, except share data)**

| | Nine months ended September 30, | | Three months ended September 30, | |
|---|---|---|---|---|
| | 2015 | 2014 | 2015 | 2014 |
| Revenues | $ 69,160,381 | $ 74,995,339 | $ 23,289,448 | $ 24,783,353 |
| Cost of revenues | 49,005,379 | 49,682,017 | 16,254,419 | 16,775,556 |
| Research and development expenses | 3,288,003 | 2,857,144 | 943,189 | 925,186 |
| Selling and marketing expenses | 3,810,662 | 4,180,519 | 1,187,872 | 1,202,966 |
| General and administrative expenses | 13,165,943 | 11,606,038 | 4,089,442 | 3,799,772 |
| Amortization of intangible assets | 2,286,384 | 1,828,635 | 720,117 | 867,452 |
| Total operating costs and expenses | 71,556,371 | 70,154,353 | 23,195,039 | 23,570,932 |
| Operating income | (2,395,990) | 4,840,986 | 94,409 | 1,212,421 |
| Other income | 839,772 | 288,252 | (105,709) | 58,831 |
| Financial expenses, net | (887,771) | (1,098,755) | (316,766) | (416,107) |
| Total other (income) expense | (47,999) | (810,503) | (422,475) | (357,276) |
| Income from continuing operations before income tax expense | (2,443,989) | 4,030,483 | (328,066) | 855,145 |
| Income tax expense | 899,629 | 855,178 | 289,905 | 476,617 |
| Income from continuing operations | (3,343,618) | 3,175,305 | (617,971) | 378,528 |
| Loss from discontinued operations, net of income tax | – | – | – | – |
| Net income | (3,343,618) | 3,175,305 | (617,971) | 378,528 |
| Other comprehensive income, net of income tax | | | | |
| Foreign currency translation | | | | |

Exhibit B-6

| | | | | |
|---|---|---|---|---|
| adjustment | (106,019) | (648,740) | (489,365) | (749,849) |
| Comprehensive income | $ (3,449,637) | $ 2,526,565 | $ (1,107,336) | $ (371,321) |
| Basic net income per share – continuing operations | $ (0.14) | $ 0.15 | $ (0.03) | $ 0.02 |
| Basic net income/loss per share – discontinued operations | $ – | $ – | $ – | $ – |
| Basic net income per share | $ (0.14) | $ 0.15 | $ (0.03) | $ 0.02 |
| Diluted net income per share – continuing operations | $ (0.14) | $ 0.15 | $ (0.03) | $ 0.02 |
| Diluted net income/loss per share – discontinued operations | $ – | $ – | $ – | $ – |
| Diluted net income per share | $ (0.14) | $ 0.15 | $ (0.03) | $ 0.02 |
| Weighted average number of shares used in computing basic net income/loss per share | 23,452,773 | 20,998,023 | 23,684,904 | 23,137,808 |
| Weighted average number of shares used in computing diluted net income/loss per share | 23,452,773 | 21,600,763 | 23,684,904 | 23,740,548 |

**Reconciliation of Non-GAAP Financial Measure – Continuing Operations**

To supplement Arotech's consolidated financial statements presented in accordance with U.S. GAAP, Arotech uses a non-GAAP measure, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). This non-GAAP measure is provided to enhance overall understanding of Arotech's current financial performance and its progress towards GAAP profitability. Reconciliation of EBITDA to the nearest GAAP measure follows:

| | Nine months ended September 30, | | Three months ended September 30, | |
|---|---|---|---|---|
| | 2015 | 2014 | 2015 | 2014 |
| Net income (GAAP measure) | $ (3,343,618) | $ 3,175,302 | $ (617,971) | $ 378,528 |
| *Add back:* | | | | |
| Financial expense – including interest | 942,999 | 810,503 | 422,475 | 357,276 |
| Income tax expenses | 899,629 | 855,178 | 289,905 | 476,617 |
| Depreciation and amortization expense | 3,662,420 | 2,945,234 | 1,179,936 | 1,289,709 |
| Other adjustments* | 1,601,640 | 1,160,644 | 258,760 | 143,930 |
| Armor building sale | (895,000) | – | – | – |
| Total adjusted EBITDA | $ 2,868,070 | $ 8,946,861 | $ 1,533,105 | $ 2,646,060 |

Exhibit B-7

* Includes stock compensation expense, one-time transaction expenses and other non-cash expenses.

**CALCULATION OF ADJUSTED EARNINGS PER SHARE**
**(U.S. $ in thousands, except per share data)**

| | Nine months ended September 30, | | Three months ended September 30, | |
|---|---|---|---|---|
| | 2015 | 2014 | 2015 | 2014 |
| Revenue (GAAP measure) | $ 69,160 | $ 74,995 | $ 23,289 | $ 24,783 |
| Net (Loss)/ Income (GAAP measure) | $ (3,344) | $ 3,175 | $ (618) | $ 379 |
| *Adjustments:* | | | | |
| Amortization | 2,286 | 1,829 | 720 | 867 |
| Stock compensation | 476 | 393 | 141 | 136 |
| Non-cash taxes | 687 | 548 | 387 | 248 |
| Transition and Acquisition costs | 1,126 | 767 | 118 | 8 |
| Armor building sale | (895) | – | – | – |
| Net adjustments | $ 3,680 | $ 3,537 | $ 1,366 | $ 1,259 |
| Adjusted Net Income | $ 336 | $ 6,712 | $ 748 | $ 1,638 |
| Number of shares | 23,453 | 21,601 | 23,685 | 23,741 |
| Adjusted EPS | $ 0.01 | $ 0.31 | $ 0.03 | $ 0.07 |

To view the original version on PR Newswire, visit:http://www.prnewswire.com/news-releases/arotech-reports-third-quarter-and-year-to-date-2015-results-300175151.html

SOURCE Arotech Corporation

Exhibit B-8

January 7, 2015

AROTECH

# Arotech Announces the Support of the Israel Office of the Chief Scientist for its Grid Storage Flow Battery

ANN ARBOR, Michigan, January 7, 2015 /PRNewswire/ --

Arotech Corporation (Nasdaq GM: ARTX), a provider of quality defense and security products for the military, law enforcement and homeland security markets, announced today that its Power Systems Division has received the support of the Israel Office of the Chief Scientist (OCS) for its Grid Storage Flow Battery Program. The non-dilutive OCS funding is for $750,000 and is intended to cover thirty percent of the first year's budget.

The Iron/Iron flow battery is intended to create an affordable technology that delivers a reliable on-demand supply of stored energy that accommodates the highly variable nature of renewable energy sources, acts as a back-up during power disruptions and also as a load-leveler for conventional power sources balancing between supply and demand. The resultant product is expected to be very safe, have a long operating life and a very low system cost versus competing technologies at below $250/kWh, due to its use of Iron, an abundant element.

"The program approval and financial support of the OCS is a solid endorsement from the highest levels for our novel Iron/Iron flow battery concept," **commented Arotech's President and Chief Executive Officer, Steven Esses.** "We have made great progress in our development since we initiated this program a year ago, and we are optimistic that this technology can be a key enabler for renewable energy. While we still have a number of years of development ahead, we very much believe that we are creating a game changing technology for the power generation markets, with massive potential."

"Given the novel nature of our technology as well the very significant market potential that our grid storage solution addresses, the Office of the Chief Scientist in Israel chose to fund our development," **commented Ronen Badichi, President of the Power Systems Division - Europe and Asia**. "Our development plans are progressing well and we continue to meet our interim development goals. We recently increased the energy density towards our end-target levels, while improving the overall efficiency of our technology. With the added support of the Chief Scientist in Israel, we are on track to demonstrating a full working lab model in the coming several months."

**About Arotech Corporation**

Arotech Corporation is a leading provider of quality defense and security products for the military, law enforcement and homeland security markets, including multimedia interactive simulators/trainers and advanced zinc-air and lithium batteries and chargers. Arotech

Exhibit C-1

operates two major business divisions: Training and Simulation, and Battery and Power Systems.

Arotech is incorporated in Delaware, with corporate offices in Ann Arbor, Michigan, and research, development and production subsidiaries in Alabama, Michigan, South Carolina and Israel. For more information on Arotech, please visit Arotech's website at http://www.arotech.com .

*Except for the historical information herein, the matters discussed in this news release include forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management's current knowledge, assumptions, judgment and expectations regarding future performance or events. Although management believes that the expectations reflected in such statements are reasonable, readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties that may cause actual results to vary materially. These risks and uncertainties include, but are not limited to, risks relating to: product and technology development; the uncertainty of the market for Arotech's products; changing economic conditions; delay, cancellation or non-renewal, in whole or in part, of contracts or of purchase orders (including as a result of budgetary cuts resulting from automatic sequestration under the Budget Control Act of 2011); and other risk factors detailed in Arotech's most recent Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2013 and in Exhibit 99.3 to Arotech's Current Report on 8-K, filed on April 1, 2014, and other filings with the Securities and Exchange Commission. Arotech assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.*

**Investor Relations Contact**

For more information on Arotech or investor/public relations, please contact:
Ehud Helft and Kenny Green at GK Investor & Public Relations
Tel: +1-646-201-9246. E-mail: arotech@gkir.com

SOURCE Arotech Corporation

Exhibit C-2